EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	Year-to-date ended
	September 8, 2006	September 9, 2005
Income (loss) from continuing operations before income taxes	$162	$91
Add (deduct):
Fixed charges	350	377
Capitalized interest	(2)	(3)
Amortization of capitalized interest	4	4
Minority interest in consolidated affiliates	30	12
Equity in (earnings) losses related to certain 50% or less owned affiliates	8	1
Distributions from equity investments	3	2
Dividends on preferred stock	(12)	(21)
Issuance costs of redeemed preferred stock	(6)	(4)

Adjusted earnings	$537	$459

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$298	$317
Capitalized interest	2	3
Dividends on preferred stock	12	21
Portion of rents representative of the interest factor	32	32
Issuance costs of redeemed preferred stock	6	4

Total fixed charges and preferred stock dividends	$350	$377

Ratio of earnings to fixed charges and preferred stock dividends	1.5	1.2